Exhibit 99.4

GOLD FIELDS LIMITED
IAMGOLD CORPORATION
CREATION OF GOLD FIELDS INTERNATIONAL
MODIFIED TERMS ANNOUNCED

Toronto and Johannesburg, November 30, 2004:
Gold Fields Limited (JSE, NYSE:GFI) (Gold Fields) and IAMGOLD Corporation (TSX:IMG; AMEX:IAG) (IAMGold) today announced that they have modified the terms on which the assets of Gold Fields’ subsidiaries outside of the Southern African Development Community (the SADC) will be combined with IAMGold (the Transaction). The Transaction is structured as a reverse takeover of IAMGold by Gold Fields.

The parties have agreed that the cash contribution from Gold Fields’ subsidiaries to Gold Fields International will be reduced by US$200m. The other terms of the Transaction remain unchanged, including:

•	Gold Fields will own 70 percent of the share capital of the enlarged company, to be renamed Gold Fields International.

•	Gold Fields will have the right to nominate seven out of the ten board positions.

•	IAMGold will have the right to nominate three out of the ten board positions.

•	Eligible IAMGold shareholders (other than Gold Fields) will receive a special cash dividend of C$0.50 per IAMGold share.

This modification follows extensive canvassing of shareholder opinion by both companies that confirms continuing strong support for Gold Fields’ international growth strategy underpinning the reverse takeover of IAMGold. However, following the announcement of the relaxation of South African exchange controls, the launch of Harmony’s hostile offer and Norilsk Nickel’s stated intention to vote against the Transaction, questions were raised as to whether the original terms of the Transaction, which were warmly received at the time of their original announcement, were still appropriate in the light of changed circumstances.

The proposed changes to South African exchange controls will facilitate the growth strategy being pursued through the creation of Gold Fields International. However, while the changes and the advantages their removal brings are helpful, the strategic rationale for the transaction remains sound: only a North American listed vehicle with direct access to international equity and debt markets will be able to compete more effectively on a global stage and deliver the aggressive growth that Gold Fields plans.

Ian Cockerill, Chief Executive Officer of Gold Fields, stated,

“We firmly believe that the creation of Gold Fields International through the reverse takeover of IAMGold represents an excellent opportunity to accelerate our international growth strategy. Limited discussions with South African institutional shareholders holding approximately 18% of the outstanding Shares of Gold Fields, indicate a 78% support level for the Transaction with the modified terms. We urge all shareholders to vote in favour of the Transaction at the meeting on 7th December.”

Joe Conway, President and Chief Executive Officer of IAMGold, commented,

“Over US $300 million dollars in value has been lost by IAMGold shareholders since the announcement of Harmony’s hostile takeover offer. By Gold Fields contributing less cash it has satisfied many of it’s South African shareholders’ concerns without affecting Gold Fields International’s prospects as a strong international gold producer with financial strength and organic growth.”

As before, IAMGold will issue to Gold Fields or its subsidiaries, subject to adjustment based on the total net cash contributed by Gold Fields to its offshore subsidiaries, 351,690,218 fully paid common shares in consideration for Gold Fields’ subsidiaries non-SADC assets. The Transaction will result in Gold Fields owning approximately 70 percent of the fully diluted equity of the enlarged company.

The Transaction remains subject to approval by both IAMGold and Gold Fields shareholders and satisfaction of certain other conditions precedent. The Gold Fields shareholder meeting is scheduled for 7 December and the vote in respect of the modified Transaction must occur on such date. The IAMGold shareholder meeting, originally scheduled for 7 December, will be adjourned to a date not later than 17 December and a supplement to IAMGold’s management information circular for the meeting will be mailed to IAMGold shareholders shortly.

For further details, please see the Terms Announcement that has been issued by Gold Fields via SENS and is available on Gold Fields web site:www.goldfields.co.za.

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Note to Editors

Overview of Gold Fields International

Gold Fields International will have interests in six operating mines: four in West Africa (Tarkwa and Damang in Ghana, Sadiola and Yatela in Mali) and two in Australia (St. Ives and Agnew) with 2005 forecast production totaling 2.0 million ounces of gold. In addition, Gold Fields International will have two near-term greenfield development projects, located in Finland (Arctic Platinum) and, subject to completion of the acquisition thereof, Peru (Cerro Corona), along with various royalty interests and an attractive portfolio of advanced-stage exploration projects in Latin America, Canada, Europe, Australia, China and Africa.

Cautionary Statements

In the United States, Gold Fields Limited (“Gold Fields”) will file a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website. The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the

US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, estimated operating results, reserve determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Gold Fields to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, risks related to the integration of acquisitions, increased production costs, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, currency devaluations, labour disruptions; changes in government regulations, particularly environmental regulations, changes in exchange rates, inflation and other macro-economic factors, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for IAMGOLD and the Form 20-F for Gold Fields as on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although IAMGOLD and Gold Fields have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements speak only as of the date of this document.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the annual information form of IAMGOLD for the year ended December 31, 2003, and material change reports filed by IAMGOLD since January 1, 2003 available at www.sedar.com, for this detailed information with respect to IAMGOLD, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms “measured” and “indicated” resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Enquiries

Gold Fields:
Willie Jacobsz
+27 82 493 1377
Cheryl Martin
+1 303 796-8683

IAMGOLD:
Tom Atkins
+1 416 360 4710
toll-free +1 888 IMG 9999